July 19, 2018

TSX: SAM

Starcore Files Updated 43-101 Report on the San Martin Mine with Renewed Reserves and Resources of 267,306 AuEq Ounces

Vancouver, British Columbia –Starcore International Mines Ltd. (TSX:SAM) (“Starcore” or the “Company”) is pleased to announce it has completed an updated Technical Report in accordance with National Instrument 43-101 (“NI 43-101”) on its San Martin Gold mine in Querétaro, Mexico. The report has been filed on SEDAR and is also available on the company’s website www.starcore.com. The highlights from the Technical Report are below:

Starcore International Mines, San Martin Mine Mineral Reserves and Resources
	As of April 30,2018
Category	Tonnes	Grade		Total Contained Oz
		Au g/t	Ag g/t	AuEq Oz
Total Proven and Probable	1,651,318	2.11	33	154,382
Total Inferred + Indicated	1,493,812	1.94	25	112,924
Total Ounces Contained				267,306

The total Mineral Reserves and Resources is 3,145,130 tonnes. Currently, budgeted mine production is approximately 300,000 tonnes per year.

The assumptions used to arrive at this mineral resource vary slightly from previous rules defined many years ago. In recent years, with the involvement of different and newly added professionals to the mine site operations, mining exploitation systems were changed due to:

1.	A greater percentage of production coming from narrow to wide steeply dipping vein structures;
2.	Sub-horizontal Mantos mineralized structures that were somewhat narrower than historical Mantos; and
3.	Reopening and increasing the development of the footwall mineralization in old stopes where lower grade mineralization was not mined during times of lower gold and silver prices.

Assumptions in making the reserve estimates are as follows:

1.	Reserve cut-off grades are based on a 1.66 g/t gold equivalent.
2.	Metallurgical Recoveries of 88% gold and 55% silver.
3.	Minimum mining widths of 1.5 meters.
4.	Dilution factor of 20%.
5.	Gold equivalents based on a 1:81 gold:silver ratio.
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6.	Price assumptions of $1300 per ounce for gold and $16 per ounce for silver.
7.	Mineral resources are estimated exclusive of and in addition to mineral reserves.

Mr. Salvador Garcia, P. Eng., stated “Many positive developments over the past year at San Martin are coming to fruition. Our planning and development, coupled with a focus on operational excellence, have opened new zones like Cuerpo 28 and San Jose 2. Our team has done an excellent job through the process and we look forward to continually transferring resources to reserves and finding new structures.”

Erme Enriquez C.P.G., BSc, MSc., is an independent consultant to the Company. He is a qualified person on the project as required under NI 43-101 and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE
Investor Relations
Telephone: (604) 602-4935 ext. 230
Toll Free: 1-866-602-4935
Email: eeadie@starcore.com

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